UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Harris Interactive Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

414549105

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 414549105	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,177,559
9. Sole Dispositive Power
10. Shared Dispositive Power 4,177,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,559
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 414549105	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,177,559
9. Sole Dispositive Power
10. Shared Dispositive Power 4,177,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,559
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 414549105	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,177,559
8. Shared Voting Power
9. Sole Dispositive Power 4,177,559
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,559
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 414549105	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,177,559
8. Shared Voting Power
9. Sole Dispositive Power 4,177,559
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,559
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 414549105	Page 6 of 9 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the Common Stock, par value $.001 per share, of Harris Interactive Inc., a Delaware corporation, filed by certain of the undersigned on July 6, 2009 (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 2(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Scharfman, Charles M. B. Goldman, and Justin C. Jacobs (each, a “Manager” and, collectively, the “Managers”) are the management committee directors of the GP, which is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared power to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.”

2.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 4,177,559 shares of Common Stock for $2,171,469.09 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

3.	Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

(a) In the aggregate, the Reporting Persons beneficially own, as of October 29, 2009, 4,177,559 shares of the Common Stock, representing approximately 7.7% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns, as of October 29, 2009, 4,177,559 shares of the Common Stock, representing approximately 7.7% of such class of securities. These percentages of beneficial ownership are based on a total of 53,950,118 shares of the Common Stock outstanding as of September 1, 2009, as reported in the Issuer’s proxy statement filed on September 14, 2009.”

CUSIP No. 414549105	Page 7 of 9 Pages

4.	Item 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“Each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement on Schedule 13D on behalf of the Fund.”

5.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from August 28, 2009 (the date 60 days prior to the event which requires the filing of this statement) to October 29, 2009:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)

10/8/2009	23,700	$0.9100

10/21/2009	8,530	$0.9000

10/22/2009	58,416	$0.9000

10/23/2009	7,457	$0.9000

10/26/2009	400,000	$0.8756

10/27/2009	140,405	$0.8793

10/28/2009	103,993	$0.8518

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases and sales have been aggregated daily, and purchase and sale prices do not reflect brokerage commissions paid.”

6.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibits:

“Item 7. Material to be Filed as Exhibits

Exhibit 5 Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. dated as of October 29, 2009.

Exhibit 6 Confirming Statement of Thomas E. Lynch dated October 29, 2009.

Exhibit 7 Confirming Statement of Charles M. B. Goldman dated October 29, 2009.

Exhibit 8 Confirming Statement of Scott P. Scharfman dated October 29, 2009.

Exhibit 9 Confirming Statement of Justin C. Jacobs dated October 29, 2009.”

[signature pages follow]

CUSIP No. 414549105	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 29, 2009

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ THOMAS E. LYNCH
Thomas E. Lynch
Management Committee Director and
Chairman

MILL ROAD CAPITAL GP LLC

By:	/S/ THOMAS E. LYNCH
Thomas E. Lynch
Management Committee Director and
Chairman

CUSIP No. 414549105	Page 9 of 9 Pages

THOMAS E. LYNCH

/S/ THOMAS E. LYNCH
Thomas E. Lynch

SCOTT P. SCHARFMAN

/S/ SCOTT P. SCHARFMAN
Scott P. Scharfman